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                               August 18, 2022

       Sophie Tao
       Chief Executive Officer
       SPK Acquisition Corp.
       Room 368, 302 Buwei
       211 Fute North Road
       China (Shanghai) Pilot Free Trade Zone, 200131

                                                        Re: SPK Acquisition
Corp.
                                                            Amendment No. 1 to
Proxy Statement on Schedule 14A
                                                            Filed August 17,
2022
                                                            File No. 001-40462

       Dear Ms. Tao:

              We have reviewed your August 17, 2022 response to our comment letter and your amended proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 8, 2022 letter.

       Amendment No. 1 to Proxy Statement on Schedule 14A

       General

   1. We acknowledge your revised disclosures in response to our prior comment 2. We note your statement in the
section titled "Proposal 1: The Charter Amendment Proposal" that you need an extension
because you and other parties to the merger agreement are working to finalize the
registration statement and that there is not sufficient time to hold a general meeting to obtain
shareholder approval and to consummate the transaction. However, you also have references
elsewhere in your proxy statement regarding the need to finalize agreements. Please
expand your disclosures in the "Proposal 1" section to clearly state your need to
finalize agreements, and explain whether those agreements include financing agreements.
 Sophie Tao
SPK Acquisition Corp.
August 18, 2022
Page 2

       Please contact Joshua Gorsky at 202-551-7836 or Dorrie Yale at 202-551-8776 with any questions.



                                                         Sincerely,
FirstName LastNameSophie Tao
                                                         Division of
Corporation Finance
Comapany NameSPK Acquisition Corp.
                                                         Office of Life
Sciences
August 18, 2022 Page 2
cc:       Alex Weniger-Araujo, Esq.
FirstName LastName